Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 24, 2004

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Swisscom reports increase in operating result and net income
Reports on the Segments
SIGNATURES

Press Release

2003 Annual Results of the Swisscom Group:

Swisscom reports increase in operating result and net income

	2002	2003	Change
Net revenue (in CHF millions)	14,526	14,581	0.4%
EBITDA (in CHF millions)	4,413	4,641	5.2%
EBIT (in CHF millions)	1,706	2,436	42.8%
Net income (in CHF millions)	824	1,569	90.4%
Equity free cash flow (in CHF millions)	1,119	2,913	160.3%
ADSL access lines (at 31.12)	195,000	487,000	149.7%
Mobile subscribers (at 31.12 in millions)	3.6	3.8	5.3%
Employees (FTEs at 31.12)	20,470	19,207	-6.2%

The Swisscom Group, Switzerland’s leading telecoms company, performed well in 2003, increasing EBITDA (operating income before interest, tax, depreciation and amortization) by 5.2% to CHF 4.64 billion and net income by 90.4% to CHF 1,569 million. The large increase in equity free cash flow to CHF 2.9 billion will be paid out to shareholders in the form of a dividend of CHF 13 per share and a share buy-back. Swisscom plans investments for the current year of CHF 1.3 billion. Without the debitel Group and in the face of continuing strong competition and unchanged regulatory conditions, Swisscom expects to post consolidated revenue of around CHF 10 billion and EBITDA of approximately CHF 4.3 billion for fiscal 2004.

Thanks to improvements in efficiency and rigorous cost management, Swisscom achieved a 5.2% increase in EBITDA in 2003 to CHF 4,641 million and 0.4% growth in consolidated revenue. While revenue from Mobile remained stable, Fixnet and Enterprise Solutions reported falls of 6.6% and 9.9% respectively, and debitel growth of 10.8%

The CHF 228 million improvement in EBITDA was largely attributable to Fixnet, which contributed CHF 201 million as a result of cost savings and efficiency gains. EBITDA at Mobile rose by only 0.5%.

Swisscom is currently engaged in discussions concerning the potential disposal of its shareholding in debitel AG. On account of the current estimated value, Swisscom recorded a further goodwill impairment charge of CHF 280 million in 2003.

Financial expense fell as a result of lower interest expense, lower impairments on financial assets and positive foreign exchange effects.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com

Press Release

Income tax expense rose in line with the results. The previous year’s figure included a one-time charge of CHF 115 million relating to changes in income tax rates.

The 90.4% increase in net income to CHF 1,569 million is attributable to the improved operating and financial result coupled with lower ordinary and extraordinary goodwill amortization. Basic earnings per share amount to CHF 23.7 (2002: CHF 12.2).

Equity free cash flow, which determines the total amount to be paid out to shareholders, amounts to CHF 2,913 million (2002: CHF 1,119 million). The Board of Directors of Swisscom will propose to the General Meeting of Shareholders a dividend payment of CHF 13 per share, corresponding to a total dividend payment of CHF 861 million, or approximately 50% of net income before impairment of goodwill in respect of debitel. The remainder of the equity free cash flow (up to CHF 2 billion) will be paid out to shareholders in the form of a share buy-back, in accordance with the Group’s stated return policy. The shares will be repurchased under a second trading line to be launched in May 2004 at the latest.

In recognition of their good performance and as an incentive for the future, Swisscom will enable its employees to participate in the company’s success in 2003 by awarding them shares. In addition, the Board of Directors has decided to introduce a stock program for all management employees. In this connection, Swisscom will purchase up to 65,000 shares (less than 0.1% of shares outstanding) on the open market.

Without the debitel Group and in the face of continuing strong competition and unchanged regulatory conditions, Swisscom expects to post consolidated revenue of around CHF 10 billion and EBITDA of approximately CHF 4.3 billion for fiscal 2004. Capital expenditure in 2004 will amount to around CHF 1.3 billion.

Reports on the Segments

In the Fixnet segment, revenue from external customers fell by 5.5% year-on-year to CHF 4,498 million. Strong growth in ADSL broadband lines generated higher revenues from access fees. This was offset by a drop in revenue from retail and wholesale traffic. The change in booking method for Business Numbers resulted in a CHF 117 million fall in other revenue and a CHF 26 million decline in revenue from wholesale traffic.

Revenue from retail traffic fell by 4.6% year-on-year, primarily due the new numbering plan introduced in the second quarter of 2002. As a result, Swisscom’s market share in the local area declined to the same level as in the long-distance area. The single national tariff for fixed line telephony introduced on May 1, 2002 impacted revenue only slightly. Traffic volume continued to fall as a result of the ongoing substitution effect from mobile communications and the migration of Internet traffic to ADSL.

The CHF 249 million drop in revenue from wholesale traffic was attributable to the closure of local sales outlets in several European countries in the previous year and to the sale of the business activities of Swisscom North America in the fourth quarter of 2002. The effect on EBITDA was minimal due to the very narrow margin generated by these activities.

Revenue from access fees rose by 8.5% to CHF 1,715 million thanks to continuing growth in ADSL broadband access lines. At December 31, 2003 there were a total of 487,000 active ADSL lines, of which 274,000 related to Bluewin retail customers and 213,000 to customers of other providers. By contrast, growth in ISDN lines leveled off, while analog lines (PSTN) fell by 2.4%.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com

Press Release

The CHF 132 million drop in other revenue is largely the result of the change in booking method for Business Numbers of other providers. Beginning in 2003, these revenues are reported net of service providers’ costs. This change has no impact on EBITDA. The prior-year figures were not restated since the effect was not material. Revenue in 2002 would have been CHF 117 million lower.

Revenue generated by Fixnet with other segments declined by CHF 152 million due to lower revenue from Enterprise Solutions as a result of falling prices and volumes and the change in booking method for Business Numbers.

Segment expenses decreased by 14.1% year-on-year to CHF 3,771 million. Consistent cost management primarily generated savings in IT expenses, network maintenance and advertising. Personnel expenses also decreased due to lower headcount and a drop in the cost of workforce reduction measures. In addition, segment expenses fell due to the change in reporting method for Business Numbers and the drop in network costs resulting from the closure of sales outlets and the sale of business activities abroad.

In November 2003, the Federal Communications Commission (ComCom) delivered its verdict on two interconnection lawsuits filed by two competitors in 2000. The two ComCom decrees require a reduction of between 25% and 35% in interconnection prices, retroactive for the years 2000 to 2003. The decrees only apply to the two competitors involved. Swisscom has created a provision representing managements best estimate. Swisscom has lodged appeals with the Federal Court against the ComCom decrees.

EBITDA in Fixnet grew by 10.7% to CHF 2,075 million thanks to efficiency improvements and cost savings. EBITDA margin amounted to 35.5% (2002: 29.9%).

The Mobile segment posted a year-on-year increase of 1.8% in revenue from external customers to CHF 3,434 million. The 3.2% growth in revenue from connectivity voice was attributable to the expansion of the customer base and an increase in direct traffic termination with other mobile network operators. By contrast, average minutes per user (AMPU) and average revenue per user (ARPU) both declined compared with the previous year. The fall in AMPU is due to economic factors, which also affected ARPU. Other reasons for lower ARPU were the ongoing price war in the business customer segment and subscription switching on the part of residential customers.

Revenue from connectivity data and value added services fell by 6.6% year-on-year. The decrease was due to the change in booking method for Business Numbers. From 2003, revenue from Business Numbers is reported net of service providers’ costs. The drop in revenue as a result of the new booking method amounted to CHF 48 million. This change did not affect EBITDA. Since the effect was not material, the prior-year figures were not restated. The number of SMS messages sent increased by 11.9% in 2003.

Expenses in the Mobile segment rose by 0.8% year-on-year to CHF 2,156 million. Expenses in 2003 also include costs arising from the revision of the agreement with Vodafone governing access to Vodafone products and services, notably Vodafone live!. The successful rollout of Vodafone live! in the fourth quarter of 2003 generated 50,000 customers by year-end.

EBITDA rose by 0.5% to CHF 1,984 million, resulting in a margin of 47.9% (2002: 48%). Capital expenditure increased by 9.9% year-on-year, chiefly due to further expansion of the UMTS and GSM networks.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com

Press Release

The Enterprise Solutions segment posted a year-on-year decrease of 8.2% in revenue from external customers to CHF 1,261 million. Traffic revenue fell by CHF 59 million, largely due to the same combination of factors that affected Fixnet, namely the new numbering plan introduced in the previous year, the single national tariff and loss of market share. Lower revenue from networking was mainly the result of lower revenue from leased lines.

The 13.2% reduction in expenses was primarily attributable to lower volumes from Fixnet. Expenses included CHF 41 million (2002: CHF 10 million) relating to workforce reduction measures.

EBITDA rose by CHF 37 million to CHF 134 million, chiefly as a result of reductions in workforce reduction costs. EBITDA margin improved by 6.4 % to 9.8%.

Swisscom holds 93% of debitel‘s shares. debitel represents a financial investment for Swisscom. Swisscom is currently engaged in discussions concerning the potential disposal of its shareholding in debitel AG. On account of the current estimated value, Swisscom recorded a further goodwill impairment charge of CHF 280 million in 2003. In addition, Swisscom has a cumulative currency translation loss of CHF 221 million recorded under other reserves in consolidated shareholders’ equity. On disposal of the shareholding, this loss will be removed from equity and recognized in the income statement.

debitel posted year-on-year growth in euro terms of 6.5%, which equates to an increase of 10.8% in Swiss franc terms. The year-on-year fall in EBITDA of CHF 22 million was mainly attributable to customer acquisition and retention costs associated with the increase in subscribers.

The “Other” segment comprises the Group companies Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, Billag AG and the Swisscom Eurospot Group. In December 2003, Billag AG acquired T-Systems Card Services AG (now Billag Card Services AG). The company provides customer loyalty services based on customer cards.

Revenue from external customers in the “Other” segment fell by 8.6% year-on-year. The fall is chiefly the result of lower revenue generated by Swisscom Systems AG in the field of private branch exchanges due to ongoing competitive pressure and the weak economy.

Of the CHF 214 million revenue generated by Swisscom IT Services AG from external customers, CHF 165 million (2002: CHF 174 million) related to minority shareholders. Revenue from external customers amounted to CHF 49 million in 2003, an increase of 25.6% year-on-year.

Intersegment revenue also fell, largely as a result of the reduction in services rendered to other Group companies by Swisscom IT Services AG due to cost-saving measures.

Expenses decreased by 15.1% year-on-year to CHF 1,148 million, as a result of lower operating costs in line with revenue coupled with lower expenses relating to workforce reduction measures. In 2003 these amounted to CHF 48 million (2002: CHF 101 million). Expenses also include costs relating to the setting up of Swisscom Eurospot’s international PWLAN business.

The CHF 45 million improvement in the segment’s EBITDA to CHF 156 million is primarily attributable to lower workforce reduction expenses, which in 2003 amounted to CHF 48 million (2002: CHF 101 million).

The detailed annual report can be viewed online at:

http://www.swisscom.com/report2003

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com

Press Release

Berne, March 24, 2004

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom Ltd Group Media Relations CH-3050 Berne	Phone Fax	+41 31 342 91 93 +41 31 342 06 70	www. swisscom.com media@swisscom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: March 24, 2004	by:	/s/ Stephan Wiederkehr

	Name:	Stephan Wiederkehr
	Title:	Senior Counsel
Head of Corporate & Financial Law